FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 10, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 10, 2004                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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                               GLAXOSMITHKLINE PLC
                            BOARD & COMMITTEE CHANGES


GlaxoSmithKline plc (GSK) announces today that Sir Peter Job has decided to retire from the Board with effect from 31st December 2004 after seven years service with GSK and Glaxo Wellcome plc.

Commenting on Sir Peter's retirement, Sir Christopher Hogg, Chairman of GSK, said

"Sir Peter Job signalled to me sometime ago that he would be stepping down in the light of the criteria in the Higgs Report with regard to the "independence" of Non-Executive Directors. I am very grateful to him for his significant contribution to both the Audit and Remuneration Committees during a demanding and critical period."

The Board also announces that upon Sir Christopher Hogg's retirement from the Board on 31st December 2004, Sir Christopher Gent will succeed him as Chairman of the Nominations and Corporate Responsibility committees.

A table showing the membership of the Board and its committees with effect from 1st January 2005 is attached to this announcement.


Simon Bicknell
Company Secretary
10th December 2004


Enquiries:

UK Media enquiries:                     Philip Thomson           (020) 8047 5502
                                        David Mawdsley           (020) 8047 5502
                                        Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                      Nancy Pekarek            (215) 751 7709
                                         Mary Anne Rhyne          (919) 483 2839
                                        Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:    Duncan Learmouth         (020) 8047 5540
                                        Anita Kidgell            (020) 8047 5542

US Analyst/ Investor enquiries:          Frank Murdolo            (215) 751 7002
                                         Tom Curry                (215) 751 5419

                          BOARD & COMMITTEE MEMBERSHIP
                       WITH EFFECT FROM 1ST JANUARY 2005.


Sir Christopher Gent               Non-Executive Chairman
Sir Ian Prosser                    Senior Independent Non-Executive Director

Dr J-P Garnier                     Chief Executive Officer
Mr J D Coombe                      Chief Financial Officer
Dr Tachi Yamada                    Executive Director,
                                   Chairman, Research & Development

Mr H Lawrence Culp                 Independent Non-Executive Director
Sir Crispin Davis                  Independent Non-Executive Director
Sir Deryck Maughan                 Independent Non-Executive Director
Dr Ronaldo Schmitz                 Independent Non-Executive Director
Dr Lucy Shapiro                    Non-Executive Director
Sir Robert Wilson                  Independent Non-Executive Director


---------------------- ------------------------------ --------------------------

Board Committee                Committee Chairman                        Members

---------------------- ------------------------------ --------------------------
---------------------- ------------------------------ --------------------------
                                                                 Sir Ian Prosser
Audit                        Dr Ronaldo Schmitz                Sir Robert Wilson

---------------------- ------------------------------ --------------------------
---------------------- ------------------------------ --------------------------

Remuneration                 Sir Robert Wilson           Mr H Lawrence Culp Jnr.
                                                               Sir Crispin Davis

---------------------- ------------------------------ --------------------------
---------------------- ------------------------------ --------------------------
                                                                 Sir Ian Prosser
Nominations                  Sir Christopher Gent                Ronaldo Schmitz

---------------------- ------------------------------ --------------------------
---------------------- ------------------------------ --------------------------
                                                                 Sir Ian Prosser
Corporate Responsibility     Sir Christopher Gent                Dr Lucy Shapiro

---------------------- ------------------------------ --------------------------

                           GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 1,200,000 of it's Ordinary shares of 25 pence each ("shares") on 9 December 2004 at a price of 1158.29 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 62,948,000 of it's shares in Treasury and has 5,876,396,193 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                       Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

09 December 2004            Abacus  (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 25,012 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 10 December 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

10 December 2004